Exhibit 4.2

AMENDMENT TO RIGHTS AGREEMENT

 This Amendment (the “Amendment”) to Rights Agreement is entered into as of December 20, 2019, by and between Rocky Mountain Chocolate Factory, Inc., a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company, as rights agent (the “Rights Agent”). All capitalized terms used herein and not otherwise defined herein shall have the meaning(s) ascribed to them in that certain Rights Agreement dated as of March 1, 2015, by and between the Company and the Rights Agent (the “Rights Agreement”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to the Rights Agreement;

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent may, in accordance with the terms of the Rights Agreement, supplement or amend any provision of the Rights Agreement in any manner without the approval of any holder of the Rights in accordance with the terms of such Rights Agreement.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto desire to amend the Rights Agreement as follows:

1.     Amendment of Section 1. The definition of the term “Acquiring Person” set forth in Section 1 of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

““Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 15 percent or more of the Common Shares of the Company then outstanding, but shall not include (i) the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares of the Company for or pursuant to the terms of any such plan or (ii) any Designated Holder, unless and until such time as such Designated Holder shall become the Beneficial Owner of 20 percent or more of the Common Shares of the Company then outstanding. Notwithstanding the foregoing, no Person shall become an Acquiring Person as the result of an acquisition of Common Shares of the Company by the Company which, by reducing the number of such shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the Common Shares of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company, then such Person shall be deemed to be an Acquiring Person. Notwithstanding the foregoing, if the Board of Directors of the Company, within 10 days after the first date on which the Company shall become aware that any Person, together with all Affiliates and Associates of such Person, is the Beneficial Owner of shares of Common Stock of the Company such that such person (but for this sentence) would be an Acquiring Person, determines in good faith that such Person has inadvertently exceeded the thresholds set forth in this definition of Acquiring Person, and such Person divests as promptly as practicable a sufficient number of Common Shares of the Company so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this definition, then such Person shall not be deemed to be an Acquiring Person for any purposes of this Agreement. No Person who is the Beneficial Owner of 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the Common Shares of the Company on the date of this Agreement shall be deemed to be an Acquiring Person unless and until such Person becomes the Beneficial Owner of any additional Common Shares of the Company and, immediately after the acquisition of such additional shares, is the Beneficial Owner of 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the Common Shares of the Company.”

2.     Amendment of Section 1. The definition of the term “Designated Holder” is hereby added to Section 1 of the Rights Agreement in alphabetical order to read as follows:

““Designated Holder” shall mean Farids & Co, Inc., together with all of its Affiliates and Associates (“Farids”) until the earliest of (i) such time as Farids ceases to beneficially own 10% or more of the Common Shares of the Company, (ii) such time as either Farids & Co, Inc. or Edible Arrangements, LLC or any Parent (as defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement) of either is subject to a change of control as determined by the Board in its sole discretion and either purchases or acquires any additional Common Shares following such change of control, or (iii) such time as Farids reports or is required to report on Schedule 13D (or any successor or comparable report) its beneficial ownership of Common Shares of the Company and discloses its intent to effect or promote a change in control of the Company.”

3.     Amendment of Section 3(b). The first sentence of Section 3(b) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“Until the earlier of (i) the tenth day after the Shares Acquisition Date and (ii) the tenth Business Day (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any Person becomes an Acquiring Person) after the date of the commencement by any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares of the Company for or pursuant to the terms of any such plan) of, or of the first public announcement of the intention of any Person (other than the Company, any Subsidiary of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares of the Company for or pursuant to the terms of any such plan) to commence, a tender or exchange offer the consummation of which would result in any Person becoming the Beneficial Owner of Common Shares aggregating 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the then outstanding Common Shares (including any such date which is after the date of this Agreement and prior to the issuance of the Rights; the earlier of such dates being herein referred to as the “Distribution Date”), (x) the Rights will be evidenced (subject to the provisions of Section 3(c) hereof) by the certificates for Common Shares (or by Book Entry Common Shares) registered in the names of the holders thereof (which certificates shall also be deemed to be Right Certificates) and not by separate Right Certificates or Book Entry, and (y) the Rights, including the right to receive Right Certificates, will be transferable only in connection with the transfer of Common Shares.”

4.     Amendment of Exhibit C (Summary of Rights to Purchase Preferred Shares). Exhibit C to the Rights Agreement is hereby amended in that the second paragraph thereof is hereby amended and restated in its entirety to read as follows:

“Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15 percent (or, in the case of a Designated Holder (as defined in the Rights Agreement), 20 percent) or more of the outstanding Common Shares and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the outstanding Common Shares (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto. No person who is the beneficial owner of 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the Common Shares of the Company on the date of the Rights Agreement shall be deemed to be an Acquiring Person unless and until such person becomes the beneficial owner of any additional Common Shares of the Company and, immediately after the acquisition of such additional shares, is the beneficial owner of 15 percent (or, in the case of a Designated Holder, 20 percent) or more of the Common Shares of the Company.”

5.     Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement, as amended hereby. Except as expressly modified hereby, the Agreement remains in full force and effect. Upon the execution and delivery hereof, as of the day and year first above written, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement, and this Amendment and the Agreement shall henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement.

6.     Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated; provided, however, that if such excluded terms, provisions, covenants or restrictions shall adversely affect the rights, immunities, liabilities, duties, responsibilities or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately.

7.     Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State.

8.     Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment executed and/or transmitted electronically shall have the same authority, effect and enforceability as an original signature.

9.     Descriptive Headings. Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

10.   Officer’s Certificate. By executing this Amendment below, the undersigned duly appointed officer of the Company certifies that this Amendment is in compliance with the terms of Section 27 of the Rights Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the day and year first above written.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.

By:	/s/ Bryan J. Merryman
Name:	Bryan J. Merryman
Title:	Chief Executive Officer and Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Patrick Hayes
Name:	Patrick Hayes
Title:	Vice President & Manager